Exhibit 99.1

Tuniu Announces the Appointment of New Board Directors

NANJING, China, Feb. 25, 2016 /PRNewswire/ -- Tuniu Corporation (Nasdaq: TOUR) ("Tuniu" or the "Company"), a leading online leisure travel company in China, today announced the appointment of Mr. Tie Li and Mr. Jie Zhu as directors to the Company's board of directors. The appointment of Mr. Li and Mr. Zhu is in connection with the US$500 million strategic investment from HNA Tourism Group the Company announced on November 23, 2015.

Mr. Tie Li currently serves as Vice Chairman and CEO of HNA Tourism Group. Mr. Li joined HNA Group in 2002 and has headed various business divisions of the Group since then, such as Financial Director, President and Vice Chairman of HNA Aviation Group and Chief Investment Officer of HNA Tourism Group, before being named Vice Chairman and CEO of HNA Tourism Group in November 2015. Mr. Li has extensive experience in the investment, finance and legal fields within the travel and tourism industry and holds a Bachelor's degree from Anhui University.

Mr. Jie Zhu currently serves as member of the Board of Directors and Chief Innovation Officer of HNA Tourism Group. After joining HNA Group in 2011, Mr. Zhu headed the investment and securities business divisions of HNA Tourism Group and its subsidiary Beijing Tourism Investment Fund. Mr. Zhu holds an MBA from Glendon-York University.

Mr. Donald Yu, Tuniu's co-founder, Chairman and Chief Executive Officer, said, "We welcome Mr. Li and Mr. Zhu as new members of our board of directors. Their extensive experience and expertise in the travel industry in China are a valuable addition to us. In the future, Tuniu and HNA Tourism Group will continue to work closely together in order to unlock new synergies."

Pursuant to these appointments and resignations, the board is now comprised of eleven members, a majority of whom are independent directors. The board's audit, compensation and nominating and corporate governance committees each have three members, all of whom are independent directors.

Tuniu received the US$500 million in funding from HNA Tourism Group and issued the new Class A ordinary shares to HNA Tourism Group at the closing of the transaction on January 21, 2016.

About Tuniu

Tuniu (Nasdaq: TOUR) is a leading online leisure travel company in China that offers a large selection of packaged tours, including organized and self-guided tours, as well as travel-related services for leisure travelers through its website tuniu.com and mobile platform. Tuniu has over 1,200,000 stock keeping units (SKUs) of packaged tours, covering over 140 countries worldwide and all the popular tourist attractions in China. Tuniu provides one-stop leisure travel solutions and a compelling customer experience through its online platform and offline service network, including over 1,350 tour advisors, a 24/7 call center and 170 regional service centers. For more information, please visit http://ir.tuniu.com.

Safe Harbor Statement

This press release contains forward-looking statements made under the "safe harbor" provisions of Section 21E of the Securities Exchange Act of 1934, as amended, and the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Tuniu may also make written or oral forward-looking statements in its reports filed with or furnished to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Any statements that are not historical facts, including statements about Tuniu's beliefs and expectations, are forward-looking statements that involve factors, risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Such factors and risks include, but are not limited to the following: Tuniu's goals and strategies; the growth of the online leisure travel market in China; the demand for Tuniu's products and services; its relationships with customers and travel suppliers; the Company's ability to offer competitive travel products and services; Tuniu's future business development, results of operations and financial condition; competition in the online travel industry in China; relevant government policies and regulations relating to the Company's structure, business and industry; and the general economic and business condition in China and elsewhere. Further information regarding these and other risks, uncertainties or factors is included in the Company's filings with the U.S. Securities and Exchange Commission. All information provided in this press release is current as of the date of the press release, and Tuniu does not undertake any obligation to update such information, except as required under applicable law.

For investor and media inquiries, please contact:

China

Maria Xin
Investor Relations and Strategic Investment Senior Director
Tuniu Corporation
+86-25-8685-3178
ir@tuniu.com